SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification

                                    Filed by

                              ALABAMA POWER COMPANY
                                 (the "Company")


         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.


Item 1.  Type of security or securities.

                  Series C 7% Senior Notes due March 31, 2048 (the "Notes")

Item 2.  Issue, renewal or guaranty.

                  Issue

Item 3.  Principal amount of each security.

                  $190,000,000

Item 4.  Rate of interest per annum of each security.

                  7%

Item 5. Date of issue, renewal or guaranty of each security.

                  April 23, 1998

Item 6. If renewal of security, give date of original issue.

                  Not Applicable

Item 7.  Date of maturity of each security.

                  March 31, 2048

Item 8. Name of person to whom each security was issued, renewed or guaranteed.

                  The Company issued and sold the Notes to Lehman Brothers Inc.,
                  A. G. Edwards & Sons, Inc., Goldman, Sachs & Co., Edward D. Jones & Co., L.P., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, PaineWebber Incorporated, Prudential Securities Incorporated, The Robinson-Humphrey Company, LLC and Smith Barney Inc., as Representatives of the Underwriters, pursuant to an Underwriting Agreement dated April 17, 1998.

Item 9. Collateral given with each security, if any.

                  None

Item 10. Consideration received for each security.

                  $184,703,000.

Item 11. Application of proceeds of each security.

                  The proceeds from the sale of the Notes will be used by the Company to redeem in May 1998 the $124,155,000 outstanding principal amount of its First Mortgage Bonds, 8 3/4% Series due December 1, 2021 and to repay a portion of its outstanding short-term indebtedness.

Item 12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

                  a.       the provisions contained in the first sentence of
                           Section 6(b)___

                  b.       the provisions contained in the fourth sentence of
                           Section 6(b)___

                  c. the provisions contained in any rule of the Commission other than Rule U-48_X_

Item 13. Not Applicable.

Item 14. Not Applicable.

Item 15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

                  Rule 52


Date:  April 28, 1998                         ALABAMA POWER COMPANY



                                              By:     /s/Wayne Boston
                                                         Wayne Boston
                                                     Assistant Secretary